Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Palo Alto Networks Inc (PANW)
Name of persons relying on exemption: As You Sow®
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Palo Alto Networks Inc (PANW)
Vote Yes: Item 6 – Report on Assessing Systemic Climate Risk from Retirement Plan Options

Annual Meeting: December 10, 2024

CONTACT: Grant Bradski | gbradski@asyousow.org

THE RESOLUTION

Resolved: Shareholders request Palo Alto Networks publish a report disclosing how the Company is protecting plan beneficiaries — especially those with a longer investment time horizon — from increased future portfolio risk created by present-day investments in high-carbon companies.

SUMMARY

The economic consequences of climate change, both those already occurring and those that have yet to take place, threaten the savings of retirement plan beneficiaries, particularly those with retirement dates more than a decade out. Palo Alto Networks’ 401(k) Savings and Investment Plan investments both create and are subject to growing systemic climate risks, including: physical infrastructure impacts; supply chain disruptions; reduced resource availability; financial losses associated with stranded assets; and inaccurate valuations, among others. The wide-ranging impacts of climate harms will have portfolio-wide consequences to employees saving for retirement.

As both private actors and governments scale efforts to respond to and mitigate climate change, shifting regulatory and business environments will increase transition costs for companies that are caught flat-footed, exacerbating the financial risks to plan beneficiaries whose assets have not been responsibly managed. Because the physical, financial, and transition risks associated with a warming climate are expected to increase over time, younger plan beneficiaries with longer investment time horizons can be expected to face higher climate-related risks to their portfolios than beneficiaries closer to retirement.

This Proposal requests that Palo Alto Networks assess and report on how it is protecting Plan beneficiaries who have a longer investment time horizon from climate risk in the Company’s retirement options. The majority of Palo Alto Networks workers’ deferred wages is invested in the Plan’s target date funds, a series of age-based funds which have significant exposure to high-carbon industries and industries that contribute to deforestation. The Company’s failure to adequately manage climate risk in the Plan, therefore, has the potential to harm beneficiaries, especially younger beneficiaries. This, in turn, may make it more difficult for Palo Alto Networks to attract and retain top talent, while also undermining the reputational benefits associated with the Company’s efforts to address its operational and supply-chain climate impacts.

2024 Proxy Memo Palo Alto Networks | Report on Assessing Systemic Climate Risk from Retirement Plan Options

Simply put, climate change threatens workers’ life savings. The responsible stewardship of employee retirement plans demands active consideration and management of the Plan’s contribution to systemic climate risk over different time horizons, as required by beneficiaries’ best interests. Under federal law, the Board is charged with monitoring Plan fiduciaries “to ensure that their performance has been in compliance with . . . the needs of the plan.”1 Failure to account for the Plan’s long-term contribution to systemic climate risk through its investments exacerbates the risks faced by tomorrow’s retirees, as those investments lock in climate change’s growing impacts. Palo Alto Networks must demonstrate that it is actively safeguarding employee financial security over time by mitigating climate-related financial and economic risk as part of a prudently constructed lineup of funds.

RATIONALE FOR A YES VOTE

1.	Palo Alto Networks’ 401(k) Plan’s investments in high-carbon industries create climate risk, which threatens workers’ life savings, particularly those with retirement dates more than a decade out.

2.	The climate risk generated by Palo Alto Networks’ retirement plan investments creates reputational risk by undermining the Company’s credibility on climate issues and may make it difficult to attract and retain top talent.

3.	Palo Alto Networks’ failure to clearly address the contribution to systemic climate risk from its retirement plans may violate its fiduciary obligation to manage those plans in the best interests of its beneficiaries.

DISCUSSION

According to recent analysis by As You Sow, the Palo Alto Networks 401(k) Plan invests as much as $43 million in high-carbon industries.2 This constitutes over 8% of total assets in Plan fund options (excluding assets invested in the employee stock option plan and the self-directed brokerage window). The Plan, in the aggregate, also invests more than $2 million in deforestation-risk agricultural commodities.3

1.	The Company’s 401(k) Plan’s investments in high-carbon industries create climate risk, which threatens workers’ life savings, particularly those with retirement dates more than a decade out.

The most popular Plan options are the Fidelity Freedom Index series, which collectively hold 53% of Plan assets.4 Target Date Funds (TDFs) are an attractive option for Plan administrators because they shift responsibility for reallocating the portfolio over time to the fund’s manager. However, according to a recent report, TDFs have a 16% higher weighted average carbon intensity compared to all sampled retirement plans.5 True to form, the Fidelity Freedom Index series funds invest significantly in carbon polluters.6

_____________________________

1 https://www.law.cornell.edu/cfr/text/29/2509.75-8

2 https://investyourvalues.org/retirement-plans/palo-alto-networks

3 https://investyourvalues.org/retirement-plans/palo-alto-networks

4 https://investyourvalues.org/retirement-plans/palo-alto-networks

5 https://iyv-charts.s3.us-west-2.amazonaws.com/files/U.S.+Retirement+Carbon+Footprint+Report.pdf

6 https://fossilfreefunds.org/fund/vanguard-target-retirement-2050-fund/VFIFX/fossil-fuel-investments/FSUSA072BK/FOUSA05HZH

2

2024 Proxy Memo Palo Alto Networks | Report on Assessing Systemic Climate Risk from Retirement Plan Options

Such investments introduce climate risk into the Plan’s portfolio in mutually reinforcing ways. As the nonpartisan Government Accountability Office (GAO) explains, “Retirement plan investments are subject to both physical and transition risks from climate change.”7 The physical risks that climate change poses to both Palo Alto Networks and the global economy are well established, with climate-related damages already costing the global economy an estimated $16 million per hour.8 Physical risks include losses from the increased occurrence of catastrophic storms, floods, droughts, and wildfires, whether from direct impacts on physical infrastructure or from disruptions to supply chains and losses from the deleterious effect of intensifying climate impacts on a company’s operations over time. Transition risk, meanwhile, includes costs associated with a company’s failure to appropriately anticipate and plan for the “policy, legal, technological, and market changes needed to transition to a lower-carbon economy.”9

The present and future impacts of climate change can endanger the full range of beneficiaries’ retirement savings. A 2021 Swiss Re report calculated that climate change would result in an 11% to 14% decline in global GDP by 2050, with the impact rising to an 18% decline in the absence of action or falling to 4% with aggressive mitigation.10 In short, climate change could result in a reduction of the world economy by $23 trillion by the year 2050.11 While many retirement plan fiduciaries rely on studies from investment consultants that minimize the expected costs of climate change, a recent study found that the economic studies behind many of the models used by those consultants are at odds with the scientific literature identifying the impacts of inadequately mitigated climate change.12 Thus, the decision by retirement plan fiduciaries to continue to fund the climate crisis directly and seriously endangers the worker retirement savings the plan is intended to protect.

In addition, high-carbon investments can be a risk in the short term. The GAO notes that investments in oil, coal, and gas could experience a decrease in annual returns of 9% through 2050, while annual returns in electric utilities could decline by about 3% over the same timetable.13 In fact, investing in renewable power stocks has beat a high-carbon strategy by more than threefold in the last decade.14

_____________________________

7 https://www.gao.gov/assets/gao-21-327.pdf, p.9-10

8 https://www.weforum.org/agenda/2023/10/climate-loss-and-damage-cost-16-million-per-hour/

9 https://www.gao.gov/assets/gao-21-327.pdf p.10

10 https://www.swissre.com/media/press-release/nr-20210422-economics-of-climate-change-risks.html

11 https://www.nytimes.com/2021/04/22/climate/climate-change-economy.html

12 https://carbontracker.org/reports/loading-the-dice-against-pensions/

13 https://www.gao.gov/assets/gao-21-327.pdf, p.13

14 https://www.bloomberg.com/news/articles/2021-03-18/renewable-returns-tripled-versus-fossil-fuels-in-last-decade#xj4y7vzkg

3

2024 Proxy Memo Palo Alto Networks | Report on Assessing Systemic Climate Risk from Retirement Plan Options

The Plan’s investments also create climate risk in a more insidious form—investments in high-carbon companies contribute to and lock in future climate change. High-carbon investments are thus likely to disproportionately impact younger employees who will not access retirement funds for decades since tax-deferred retirement vehicles like 401(k)s carry tax penalties to discourage participants from withdrawing funds prior to retirement. Thus, a 30-year-old worker contributing to their employer-offered defined-contribution plan can usually expect to have their funds invested for at least 30 years. As high-carbon investments increase systemic climate risk over time, retirement portfolios face the likelihood of diminishing returns, harming younger workers proportionally more than workers who will access retirement savings in the shorter term. It is unsurprising, therefore, that those with the most at stake—plan beneficiaries—overwhelmingly favor responsible management of climate risk in their retirement portfolios.15

Plan fiduciaries have an opportunity now to address the requests of this proposal and better protect plan beneficiaries’ life savings from growing climate risks, particularly those beneficiaries with longer investment time horizons.

2.	The climate risk generated by Palo Alto Networks’ retirement plan investments create reputational risk by undermining the Company’s credibility on climate issues and may make it difficult to attract and retain top talent.

Palo Alto Networks has announced a goal of reaching Net Zero across its Scope 1 and 2 emissions by the end of fiscal 2030.16 Not only do the Plan’s carbon-intense investments directly undermine this commitment, but they also risk the Company’s climate reputation.

In a competitive employee retention and recruitment landscape, companies are identifying new ways to engage and retain top talent by appealing to the values and interest of the workforce. A recent Gallup poll found that “70 percent of U.S. workers said that a firm's environmental record is important to them and is a consideration when deciding whether to take a job with a company.”17 For companies attempting to retain top talent, 40% of respondents in a 2022 Schroders study said that when an ESG investment option is added to a defined-contribution plan it improves how they view their employer.18 The study also found that nearly three-in-four plan participants (74%) said they would or might increase their overall contribution rate if offered ESG options.

Palo Alto Networks must begin addressing its 401(k) Plan’s continued contributions to climate change or risk negative effects to its reputation, its Plan returns, its employees’ futures, employee recruitment and retention, and consumer retention.

3.	Palo Alto Networks’ failure to clearly address the contribution to systemic climate risk from its retirement plans may violate its fiduciary obligation to manage those plans in the best interests of its beneficiaries.

Palo Alto Networks’ own operational climate goals make it clear that it considers climate risk to be material, and the law requires consideration of material risk. The Company’s failure to properly manage climate risk by mitigating investments in high-carbon industries could constitute a failure to manage its Plan in the best interest of the Plan’s beneficiaries. Carbon-intense investments create risk and may sacrifice value. As New York Comptroller Thomas DiNapoli explained when announcing the state’s plan to enforce a carbon-neutrality mandate, “[I]nvesting for the low-carbon future is essential to protect the fund’s long-term value.”19

_____________________________

15 See https://www.schroders.com/en-us/us/institutional/clients/defined-contribution/schroders-us-retirement-survey/sustainability/

16 https://www.paloaltonetworks.com/about-us/corporate-responsibility#modal-planet

17 https://www.shrm.org/resourcesandtools/hr-topics/talent-acquisition/pages/climate-change-branding-can-lift-recruitment-and-retention.aspx

18 https://www.schroders.com/en-us/us/institutional/clients/defined-contribution/schroders-us-retirement-survey/sustainability/

19 https://content.govdelivery.com/accounts/NYOSC/bulletins/2b0442d

4

2024 Proxy Memo Palo Alto Networks | Report on Assessing Systemic Climate Risk from Retirement Plan Options

Fiduciary responsibility extends to considerations of climate risk. According to a report from the U.S. Commodity Futures Trading Commission, an independent federal agency, in September 2020: “Fiduciary duty requires the assessment of material risks and the management of these risks on behalf of stakeholders in keeping with their stated long-term goals, and climate risk is increasingly being recognized as one such risk.”20

Recent changes to federal law support addressing material climate risk in retirement plans. The Department of Labor’s regulations under the Employee Retirement Income Security Act “empower plan fiduciaries to safeguard the savings of America's workers by clarifying that fiduciaries may consider climate change and other environmental, social, and governance (ESG) factors when they make investment decisions.”21 The rule additionally makes clear that “a fiduciary's duty of prudence must be based on factors that the fiduciary reasonably determines are relevant to a risk and return analysis and that such factors may include the economic effects of climate change.”22 In short, this new rule confirms the authority of plan administrators to consider climate change as a risk factor when selecting plan investment options, including default options.

It is by failing to address climate risk to the Plan’s full range of beneficiaries that the Company exposes itself to potential legal liability, by not addressing this material risk. For example, in 2020, a lawsuit was filed in Australia by an employee who claimed his pension fund did not adequately disclose or assess the effect of climate change on its investments.23 Recently, in the UK, ExxonMobil was fined for failing to disclose climate-related impacts and risks stemming from its pension plan.24 It is likely that similar action will be taken against U.S. corporations.

_____________________________

20 https://www.cftc.gov/sites/default/files/2020-09/9-9-20%20Report%20of%20the%20Subcommittee%20on%20Climate-Related%20Market%20Risk%20-%20Managing%20Climate%20Risk%20in%20the%20U.S.%20Financial%20System%20for%20posting.pdf (emphasis added)

21 https://www.dol.gov/agencies/ebsa/about-ebsa/our-activities/resource-center/fact-sheets/final-rule-on-prudence-and-loyalty-in-selecting-plan-investments-and-exercising-shareholder-rights

22 https://www.dol.gov/agencies/ebsa/about-ebsa/our-activities/resource-center/fact-sheets/final-rule-on-prudence-and-loyalty-in-selecting-plan-investments-and-exercising-shareholder-rights

23 https://www.plansponsor.com/pension-fund-climate-change-lawsuit-settles/

24 https://www.edie.net/exxonmobil-pension-plan-fined-for-failure-to-disclose-climate-risks/?utm_campaign=P%26P%20%7C%20ESG%20Monitor%20Analytics&utm_medium=email&_hsmi=276597309&_hsenc=p2ANqtz-9kN88Pbkwp57mHvfyuJzBBpiKuik1-WrETc7P35QksodM6QqxDPgyWKpnPCMy-LuKunu1u2OCd_05mCcNBmaki4QDk8w&utm_content=276597309&utm_source=hs_email

5

2024 Proxy Memo Palo Alto Networks | Report on Assessing Systemic Climate Risk from Retirement Plan Options

Importantly, plan fiduciaries and beneficiaries do not need to choose between maximizing returns and managing climate risk.25 Assessing and mitigating participants’ exposure to climate-related financial risk is directly related to participants’ goals of maximizing financial benefit and minimizing risk. Indeed, Palo Alto Networks employees are already experiencing the financial costs of climate risk in their portfolios: a recent report from the University of Waterloo and As You Sow found employees from 12 tech-sector companies could have earned an estimated $5.1 billion in additional returns had their employers moved to decarbonize their retirement plan holdings 10 years ago.26 Because the majority of retirement plans in U.S. are structured similarly to the retirement plans included in this study, these findings likely hold true for other employer-sponsored 401(k) plans. These findings follow an earlier analysis from researchers at the University of Waterloo looking at six major U.S. pension funds, estimating that plan participants would have been $21 billion richer, with returns on their investments 13% higher on average over 10 years, had they excluded fossil fuels.27 Other researchers have found similar impacts on passively invested index funds.28 The overwhelming majority of Palo Alto Networks 401(k) Plan assets are in index funds or index-based target date funds that are not integrating climate risk as a metric in managing portfolio investments. The findings from these reports highlight the present-day impacts of investing in high-carbon industries with embedded climate-related financial risks.

A recent Bloomberg report notes that, as of September 2022, 1,500 institutions, representing more than $40 trillion in assets, had committed to reducing exposure to investments in high-carbon industries.29 These include commitments to sell billions of dollars of high carbon holdings from prominent employee retirement funds in New York City, Maine, and New York state.30 The University of California Retirement Savings Program, which holds $168 billion in assets under management, for more than 300,000 participants, has also stated an intent to sell existing holdings and make no future investments in high-carbon industries, citing “long term financial risk” and the expectation that this decision will “have a positive financial and risk-reducing impact on fund performance in the long run.”31 In October 2022, the Chicago Public School Teachers’ Pension & Retirement Fund, which has about 5% of its portfolio invested in fossil fuel industries, announced its plan to sell holdings in high-carbon industries.32 These plans operate under basically the same fiduciary obligations as does the Board—their decisions to actively manage and mitigate climate risk demonstrates that doing so does not run counter to, but rather promotes, the Plan sponsor’s fiduciary duties.

RESPONSE TO PALO ALTO NETWORKS’ BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

The Board’s statement in opposition to the Proposal is unpersuasive.

“Our 401(k) plan provides participants with a diverse array of investment options, including a self-directed brokerage option that allows participants to invest outside of the plan.”

_____________________________

25 https://papers.ssrn.com/sol3/papers.cfm?abstract_id=2699610

26 https://www.asyousow.org/reports/the-impact-of-energy-sector-investments-on-the-financial-value-of-tech-401ks

27 https://stand.earth/press-releases/waterloo-pensions-report-2023/

28 https://ieefa.org/resources/passive-investing-warming-world

29 https://www.bloomberg.com/news/features/2022-10-20/how-to-purge-fossil-fuel-investments-from-your-401-k-or-ira#xj4y7vzkg

30 https://comptroller.nyc.gov/newsroom/comptroller-stringer-and-trustees-announce-successful-3-billion-divestment-from-fossil-fuels/; https://www.reuters.com/business/sustainable-business/new-maine-law-marks-us-first-fossil-fuel-divestment-2021-06-17/; https://www.nytimes.com/2020/12/09/nyregion/new-york-pension-fossil-fuels.html

31 https://ucnet.universityofcalifornia.edu/employee-news/uc-retirement-savings-program-fund-menu-to-remove-companies-that-own-fossil-fuel-reserves/

32 https://ctpf.org/news/chicago-teachers-pension-fund-ctpf-commits-divestiture-fossil-fuel-holdings-andor-investing

6

2024 Proxy Memo Palo Alto Networks | Report on Assessing Systemic Climate Risk from Retirement Plan Options

The existence of a diverse array of investment options is irrelevant to the Proposal, which seeks to understand how the Company is protecting plan beneficiaries from increased future portfolio risk created by present-day investments in high-carbon companies across all the various Plan options, including the target date funds that account for more than 50% of Plan assets.

Additionally, the existence of a self-directed brokerage window is little more than an ineffective delegation to the Plan’s beneficiaries of the Company’s responsibility to manage the material risks of climate change. Self-directed options are rarely used; a Vanguard analysis of more than 4.7 million defined contribution plan participants across its business found that, “in plans offering this feature, only 1% of these participants used it in 2022” representing only 2% of total plan assets.33 Moreover, relying on self-direction can harm participants. The GAO has noted significant misallocation and lack of diversification among self-directed 401(k) investors.34

“The Board does not have responsibility for, or other control over, our 401(k) plan investment options.”

The Board’s delegation of its fiduciary obligations does not alter the Board’s ability to issue the requested report. Under federal law, the Board is charged with monitoring its appointed Plan fiduciaries “to ensure that their performance has been in compliance with the terms of the plan and statutory standards, and satisfies the needs of the plan,” including the needs of long-term beneficiaries of the Plan.35 Palo Alto Networks’ 401(k) retirement plan investments are increasingly subject to systemic risk posed by climate change, including physical impacts to infrastructure and supply chains, decreased resource availability, and financial losses associated with stranded assets, transition costs, and inaccurate valuations. A fiduciary’s failure to properly manage climate risk, by mitigating investments in high-carbon industries, constitutes a failure to manage the Plan in the best interest of the full range of the Plan’s beneficiaries. The Board is in a position to, and in fact should, exercise its oversight duties by actively assessing and reporting on the plan fiduciary’s management of climate risk. It is by failing to address climate risk to the Plan’s full range of beneficiaries that the Company exposes itself to potential legal liability, by not addressing this material risk.

“U.S. federal law mandates that a responsible plan fiduciary select 401(k) investment options based on economic factors… a fiduciary may not sacrifice the interest of plan participants’ retirement income or other financial benefits by compromising investment returns or taking on additional investment risks to promote unrelated benefits or goals.”

Climate risk is material risk. The Department of Labor has explicitly identified the economic effects of climate change as a legitimate subject of fiduciary attention when managing retirement plans. And the prevalence of climate-risk mitigation strategies among institutional asset owners, including managers of defined contribution plans like the Company’s 401(k), demonstrates that there is no conflict between fiduciary duty and climate-risk mitigation. The Proposal simply requests that the Board report on the Company’s management of this risk. It does not request that the Plan fiduciary “sacrifice the interests of participants” or “take on additional investment risks.” Assessing and mitigating participants’ exposure to climate-related financial risk is directly related to participants’ goals of maximizing financial benefit and minimizing risk.

_____________________________

33 https://corporate.vanguard.com/content/dam/corp/research/pdf/how_america_saves_2023.pdf

34 https://www.gao.gov/assets/gao-14-310.pdf

35 https://www.law.cornell.edu/cfr/text/29/2509.75-8

7

2024 Proxy Memo Palo Alto Networks | Report on Assessing Systemic Climate Risk from Retirement Plan Options

“We believe this proposal, and the report it suggests, focuses too narrowly on climate risks and carbon emissions.”

The claim that this proposal focuses “too narrowly” on climate risks is misguided. The proposal identifies a risk in the Company’s current approach to employee benefits. Noticing a risk is not focusing too narrowly on the subject. As explained above, managing and addressing climate risk is a necessary component of prioritizing participants’ financial interest.

CONCLUSION

The wide-ranging impacts of climate harms will have portfolio-wide consequences to employees saving for retirement. Palo Alto Networks’ failure to adequately manage climate risk in its retirement plan has the potential to harm beneficiaries, especially younger beneficiaries. This, in turn, may make it more difficult for Palo Alto Networks to attract and retain top talent, while also undermining the reputational benefits associated with the Company’s efforts to address its operational and supply-chain climate impacts. Failing to address climate risk to the Plan’s full range of beneficiaries also exposes Palo Alto Networks to potential legal liability.

Vote “Yes” on this Shareholder Proposal 6.

--

For questions, please contact Grant Bradski, As You Sow, gbradski@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

8